Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Re-domiciliation to the United States

Melbourne – 27 November 2019 - Benitec Biopharma Limited ("Benitec" or the "Company") (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) is pleased to announce its intention to re-domicile from Australia to the United States of America.  To implement the re-domiciliation, Benitec has entered into a Scheme Implementation Agreement dated 27 November 2019 with Benitec Biopharma Inc. (“Holdco”), a new US company incorporated for the purpose of effecting the re-domiciliation, pursuant to the terms of which Holdco will acquire all of the ordinary shares in Benitec (“Benitec Shares”) and the warrants of Benitec listed on the Nasdaq Capital Markets (“Benitec Warrants”) by way of two separate schemes of arrangement, pursuant to which:

•	holders of Benitec Shares (“Benitec Shareholders”) will receive new shares of ordinary stock (“Holdco Shares”) in exchange for the Benitec Shares (“Share Scheme”); and
•

holders of the Nasdaq listed Benitec Warrants (“Benitec Warrant Holders”) will receive new warrants issued by Holdco (“Holdco Warrants”) on equivalent terms in exchange for the Benitec Warrants (“Warrant Scheme”),

(“Schemes”) held as at the record date.  Holders of American Depository Shares listed on Nasdaq (“ADS”) will be entitled to vote and participate in the Share Scheme (through the ADS depositary).

The Schemes are subject to court approval, as well as approval by Benitec Shareholders (in respect of the Share Scheme) and by Benitec Warrant Holders (in respect of the Warrant Scheme).

If the Schemes are implemented, Benitec will become a wholly owned subsidiary of Holdco.  Benitec would be de-listed from the Australian Securities Exchange (“ASX”) and the Nasdaq Capital Market (“Nasdaq”) and Holdco will apply for the Holdco Shares and Holdco Warrants to be listed on Nasdaq.

Reasons for re-domiciliation

After carefully considering the relative merits of the re-domiciliation, the directors of Benitec are of the view that the advantages materially outweigh the disadvantages.  In particular, the board believes that the re-domiciliation would provide the following potential benefits:

•	streamline and reduce overhead costs of the group, particularly in respect of compliance, audit and insurance costs;
•	align its corporate and operations structure, noting that the majority of Benitec’s current business and employees are already located in the US;

•

provide access to a broader range of US investors in a market which is familiar with and has a stronger interest in early to mid-stage biotechnology companies, which may lead to a stronger valuation of Holdco over time and improve liquidity in trading of shares; and

•	improve attractiveness as a potential target and its opportunities with potential licensing or joint venture partners.

Independent Expert

Benitec has engaged McGrathNicol (“Independent Expert”) to prepare the Independent Expert’s Report for the Scheme Booklet.

Benitec board unanimously recommends the Schemes

The directors of Benitec unanimously recommend Benitec Shareholders to vote in favour of the Share Scheme subject to the Independent Expert concluding that the Share Scheme is in the best interests of Benitec Shareholders, in the absence of a superior proposal. The directors of Benitec intend to vote all Benitec Shares they hold in favour of the Share Scheme, subject to the same qualifications.

The directors of Benitec unanimously recommend Benitec Warrant Holders to vote in favour of the Warrant Scheme subject to the Independent Expert concluding that the Warrant Scheme is in the best interests of Benitec Warrant Holders, in the absence of a superior proposal.  The directors of Benitec intend to vote all Benitec Warrants they hold in favour of the Warrant Scheme, subject to the same qualifications.

Terms of the Schemes

Implementation of the Schemes is subject to a number of conditions precedent, including:

•	approval by Benitec Shareholders and Benitec Warrant Holders by the requisite majorities;
•

the Holdco Shares and Holdco Warrants being authorised for listing on Nasdaq, subject to subject to official notice of issuance following the implementation of the Schemes and any customary conditions;

•	the Independent Expert concluding that the Share Scheme is in the best interests of Benitec Shareholders and the Warrant Scheme is in the best interests of Benitec Warrant Holders;
•	court approval of the Schemes; and
•	Benitec receiving all required regulatory approvals for, and no regulatory intervention preventing the, Schemes.

If the Share Scheme is implemented but the Warrant Scheme is not implemented, Holdco will consider the avenues available to it to acquire any shares issued upon exercise of the Benitec Warrants, including under compulsory acquisition under Chapter 6A of the Corporations Act.

A copy of the Scheme Implementation Agreement can be found on the company website at Benitec.com.

Indicative timetable and next steps

Benitec Shareholders and Warrant Holders do not need to take any action at this time.

A Scheme Booklet containing, amongst other things, further information relating to the Schemes, reasons for the directors’ unanimous recommendation, information on the Scheme Meetings and the Independent Expert’s Report is expected to be sent to Benitec Shareholders and Warrant Holders in February/March 2020.  Benitec is targeting implementation date for the Schemes by April/May 2020, with the Nasdaq listing for Holdco to be completed shortly thereafter.  These dates are indicative only and subject to change.

Benitec has retained Jones Day as its legal advisor.

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About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com